Exhibit 21.1
List of Subsidiaries

Subsidiary	Province/State of Incorporation	D/B/A
1131836 Ontario Inc.	Ontario

SXC Health Solutions, Inc.
(formerly named Systems Xcellence USA, Inc.)	Texas	SXC

SXC Acquisition Corp.	Delaware	Zynchros

HBS
Health Business Systems, Inc.	Pennsylvania	HBS, Inc.
HBS, an SXC Company

informedRx, Inc. (formerly National Medical Health Card Systems, Inc.)	Delaware	InformedRx, an SXC Company

Inteq Corp.	Delaware

Inteq PBM, L.P.	Texas

Inteq TX Corp.	Texas

National Medical Health Card IPA, Inc.	New York	NMHCRX IPA

NMHC Group Solutions Insurance, Inc.	Delaware

NMHCRX Mail Order, Inc.	Delaware	informedMAIL

PBM Technology, Inc.	Delaware

PCN DE Corp.	Delaware

Pharmaceutical Care Network	California	PCN

Portland Professional Pharmacy	Maine	Ascend Compounding

Portland Professional Pharmacy Associates	Maine	Ascend SpecialtyRx

Specialty Pharmacy Care, Inc.	New York

SXC Comet LLC	Delaware

SXC Health Solutions TPA, LLC	Delaware